

06/02/2023

Número: **0810612-53.2023.8.19.0001**

Classe: **EXECUÇÃO DE TÍTULO EXTRAJUDICIAL**

Órgão julgador: **23ª Vara Cível da Comarca da Capital**

Última distribuição : **01/02/2023**

Valor da causa: **R$ 1.256.307,84**

Assuntos: **Obrigação de Fazer / Não Fazer**

Segredo de justiça? **SIM**

Justiça gratuita? **NÃO**

Pedido de liminar ou antecipação de tutela? **SIM**

Partes	Procurador/Terceiro vinculado
ENERGEA BRASIL OPERACOES LTDA (EXEQUENTE)	**JOAO FELIPE LYNCH MEGGIOLARO (ADVOGADO)** **JULIA GRABOWSKY FERNANDES BASTO FLEICHMAN (ADVOGADO)** **GUSTAVO BENJAMIN BIRENBAUM (ADVOGADO)** **LOUISE SALINA WALVIS (ADVOGADO)**
ALEXANDRIA INDUSTRIA DE GERADORES S/A (EXECUTADO)	

Documentos			
Id.	Data da Assinatura	Documento	Tipo
44513 034	06/02/2023 19:07	Decisão	Decisão

Poder Judiciário do Estado do Rio de Janeiro

Comarca da Capital

23ª Vara Cível da Comarca da Capital

Palácio da Justiça, Avenida Erasmo Braga 115, Centro, RIO DE JANEIRO - RJ - CEP: 20020-903

DECISÃO

Processo: 0810612-53.2023.8.19.0001

Classe: EXECUÇÃO DE TÍTULO EXTRAJUDICIAL (12154)

EXEQUENTE: ENERGEA BRASIL OPERACOES LTDA

EXECUTADO: ALEXANDRIA INDUSTRIA DE GERADORES S/A

O deferimento de arresto cautelar pressupõe os mesmos requisitos da tutela de urgência, quais sejam, a probabilidade do direito alegado e o perigo da demora.

No caso, o exequente demostrou possuir direito ao crédito lastreado em título executivo que consiste na confissão da dívida juntada à inicial (Id. 44308264). Portanto, cumprido está o requisito fumus boni iuris.

Quanto ao periculum in mora, este está bem delineado pelos documentos juntados aos autos e no fundado receio de fuga ou insolvência do devedor, de ocultação ou dilapidação dos bens ou de outro artifício tendente a furtar-se de sua obrigação. Assim, presente o requisito do perigo da demora a justificar o deferimento do arresto online.

Quanto ao pedido de expedição de ofício para que as empresas, supostas clientes da executada, depositem em conta vinculada ao Juízo quaisquer recebíveis devidos à executada, INDEFIRO-O.

Isso porque há robusta comprovação de relação contratual específica desses ditos credores com a executada, tratando-se de pedido genérico, não havendo sequer qualificação dessas empresas delineadas na inicial, apenas indicações de endereços eletrônicos.

Posto isso, DEFIRO apenas o Arresto "online", no valor de R$ 1.256.307,84, conforme recibo vinculado, que ora determino a juntada.

Cite–se a parte executada para pagar a dívida no prazo de 03 (três) dias, contado da citação (artigo 829 do NCPC), constando do mandado ordem de penhora e a avaliação a serem cumpridas pelo oficial de justiça tão logo verificado o não pagamento no prazo assinalado, de tudo lavrando-se auto, com intimação do executado (artigo 829, § 1º do NCPC).

Fixo os honorários advocatícios em 10% (dez por cento) sobre o valor do débito, verba essa que será reduzida pela metade caso a parte executada efetue o pagamento no prazo mencionado (artigo 827, § 1º do NCPC).



Eventuais embargos devem ser opostos no prazo de 15 (quinze), contado, conforme o caso, na forma do artigo 231 do NCPC (artigo 915 do NCPC).

Cientifique-se a parte devedora de que, no prazo para embargos, reconhecendo o crédito da parte exequente e comprovando o depósito de trinta por cento do valor em execução, acrescido de custas e de honorários de advogado, poderá requerer que lhe seja permitido pagar o restante em até 6 (seis) parcelas mensais, acrescidas de correção monetária e de juros de um por cento ao mês (artigo 916 do NCPC).

Retornem os autos em 05 dias para verificação acerca do efetivo cumprimento.

Intimem-se.

RIO DE JANEIRO, 3 de fevereiro de 2023.

RAFAELLA AVILA DE SOUZA TUFFY FELIPPE
Juiz Substituto



DECISION
(UNOFFICIAL ENGLISH TRANSLATION)

The granting of precautionary arrest considers the same requirements as for urgent protection, which are, the likelihood of the claimed right and the danger of delay.

In this case, the creditor has demonstrated the right to the credit backed by an enforceable instrument that consists of the confession of the debt, attached to the initial petition (Id. 44308264). Therefore, fulfilled is the fumus boni iuris requirement.

As for the periculum in mora, it is well outlined by the documents attached to the filing and founded fear of escape or insolvency of the debtor, concealment or squandering of goods or another product tending to evade its obligation. So, the danger requirement of the delay is present and justifies the granting of the online seizure.

As for the request for the issuance of an official letter so that the companies, alleged customers of the executed, deposit in an account linked to the Court any receivables owed to the debtors, I DENY IT.

This is because there is no robust evidence of a specific contractual relationship between these creditors and the debtor, it being a generic request, with no qualification of these companies outlined in the initial petition, only indications of e-mails.

That said, I GRANT only the "online" seizure, in the amount of BRL 1,256,307.84, as per receipt attached.

Summon the debtor to pay the debt within 03 (three) days, counted from the summons (Article 829 of the NCPC), contained in the writ of attachment and the assessment to be presented by the court official as soon as the non-payment within the specified period is verified, with subpoena of the debtor (article 829, § 1 of the NCPC).

I fixed the legal fees at 10% (ten percent) of the amount of the debt, which amount will be reduced by half if the executed party makes the payment within the aforementioned period (Article 827, § 1 of the NCPC).

Any appeals must be opposed within 15 (fifteen) days, counted, as the case may be, in the form of Article 231 of the NCPC (Article 915 of the NCPC).

The debtor party is informed that, within the period for appeal, recognizing the credit of the executing party and proving the deposit of thirty percent of the amount in execution, plus costs and attorney's fees, you may apply to be allowed to pay the remainder in up to 6 (six) monthly installments, plus monetary correction and interest of one percent per month (Article 916 of the NCPC).

Return the records within 05 days for verification of effective compliance.